UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-173504

EVERTEC Group, LLC

EVERTEC Finance Corp.

(Exact name of registrant as specified in its charter)

(See Table of Additional Registrants)

Cupey Center Building, Road 176, Kilometer 1.3,

San Juan, Puerto Rico 00926

(787) 759-9999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2018

Guarantees of 11% Senior Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

* As of April 30, 2013, EVERTEC Group, LLC (“EVERTEC, LLC”) had redeemed all the 11% Senior Notes due 2018 (the “Notes”) then outstanding under the Indenture, dated as of September 30, 2010 (as supplemented by Supplemental Indenture No. 1, dated as of April 17, 2012, Supplemental Indenture No. 2, dated as of May 7, 2012 and Supplemental Indenture No. 3, dated as of May 7, 2012) between EVERTEC, LLC and EVERTEC Finance Corp., the Guarantors named therein and Wilmington Trust, National Association, as trustee (the “Indenture”), and accordingly there are no holders of the Notes. However, pursuant to Section 15(d) of the Securities Exchange Act of 1934, the obligation of EVERTEC, LLC to file periodic reports thereunder was automatically suspended on January 1, 2013 as to the 2013 fiscal year because the Notes were held of record by less than 100 persons on January 1, 2013. This Form 15 is being filed to notify the U.S. Securities and Exchange Commission of such automatic suspension on January 1, 2013 and to advise that the Notes are no longer outstanding.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of additional registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices
EVERTEC Costa Rica, S.A.	Barrio Tournón Diagonal al Periódico La República, San José, Costa Rica (506) 2211 4500

EVERTEC Panamá, S.A.	Torres de las Américas Apto./Local Torre B. Piso 6 Oficina 604 Ciudad de Panamá (507) 216 9200

EVERTEC Dominicana, SAS	Calle Max Henriquez Ureña #6 Edificio CardNET, Piso 5 Ensanche Naco, Santo Domingo Dominican Republic (809) 683 3125

EVERTEC México Servicios de Procesamiento, S.A. de C.V.	Avenida Insurgentes Sur #600 Despacho 101, Colonia del Valle Delegación Benito Juárez, CP, 03100 México DF 52 (55) 5669 0603

Tarjetas Inteligentes Internacionales, S.A.	Barrio Tournón Diagonal al Periódico La República, San José, Costa Rica (506) 2211 4500

EVERTEC Guatemala, S.A.	Avenida Reforma 7-62 Edificio Aristos Reforma Zona 9 Office 404, Ciudad de Guatemala, Guatemala (502) 2362 9404

Pursuant to the requirements of the Securities Exchange Act of 1934, EVERTEC Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EVERTEC Group, LLC

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President and Chief Executive Officer

EVERTEC Finance Corp.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President and Chief Executive Officer

EVERTEC Costa Rica, S.A.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President

EVERTEC Panamá, S.A.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President

EVERTEC Dominicana, SAS

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President

EVERTEC México Servicios de Procesamiento, S.A. de C.V.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President and Chief Executive Officer

Tarjetas Inteligentes Internacionales, S.A.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: President

EVERTEC Guatemala, S.A.

Date: June 11, 2013	By:	/s/ Peter L. Harrington
Name: Peter L. Harrington
Title: Sole Administrator